

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

January 21, 2010

Paul R. Garrigues
Chief Financial Officer
Coastal Banking Company, Inc.
36 Sea Island Parkway
Beaufort, SC 29907

>    **Re:     Coastal Banking Company, Inc.**
>    **Form 10-K for Fiscal Period Ended December 31, 2008**
>    **Form 10-Q for Fiscal Period Ended September 30, 2009**
>    **File No. 001-06368**

Dear Mr. Garrigues:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Period Ended December 31, 2008
General

1. As a smaller reporting company, you are required to present information under Industry Guide 3 for all periods required in the instructions thereto.  Please revise future filings to include all applicable periods required by those instructions.

Lending Activities, page 5

2. Please revise future filings to provide a discussion of your underwriting policies and procedures for the major loan products in each lending category. Discuss lending requirements such as loan-to-value ratios, credit requirements and documentation requirements. Discuss the terms of your variable rate loans, including whether or not they are underwritten at fully indexed rates. Also, disclose if you have underwritten any hybrid loans, such as payment option ARM's, and or sub-prime loans, including how you define that term.

Consolidated Financial Statements
Note 16.  Shareholder's Equity and Regulatory Matters, page 61

3. Please revise future filings to disclose the following related to the preferred stock issued to the US Treasury as a part of the TARP program:

   a. Disclose the assumptions used to determine the value of the warrants issued;

   b. Disclose the methodology used to allocate the proceeds between the preferred stock and the warrants;

   c. Disclose the effective life over which you are amortizing the preferred stock discount.

Form 10-Q for Fiscal Period Ended September 30, 2009
Consolidated Financial Statements
General

4. Please revise future quarterly filings to include footnote disclosure in the financial statements of loans and the allowance for loan losses as these items are material to your operations and the changes between periods do not appear to be immaterial. Also, please provide the disclosures required by Item III.C and Item IV of Industry Guide in all future quarterly reports in MD&A.

Note 7.  Fair Value Measurements, page 16

5. Please revise to disclose a roll forward of your assets valued using Level 3 measurements on a recurring basis.  Refer to ASC 820-10-50-2(c).  If you consider your impaired loan and OREO fair value measurements to be non-recurring, please separately disclose them as such in a manner similar to your disclosure in your Form 10-K for Fiscal Period Ended December 31, 2008.

Note 10.  Subsequent Event, page 19

6.  Please advise us of the status of your goodwill impairment analysis.  If it has not been completed, please tell us why and when you anticipate its completion.  If completed, tell us the outcome.  To the extent it has been completed and no impairment of goodwill resulted, please provide us the material components of the test that was performed, including a full description of all material assumptions.

Provision and Allowance for Loan Losses, page 23

7.  Please revise your future filings to disclose how often you obtain updated appraisals for your collateral dependent loans.  If this policy varies by loan type please disclose that also.  Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals.  Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Income Taxes, page 28

8.  Given your net loss incurred during 2008 and 2009, please revise your future filings to more specifically disclose the positive and negative evidence considered when determining that your deferred tax assets are more likely than not to be realized.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please provide us with copies of your proposed revisions to your future filings.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Rebekah Moore, Staff Accountant, at (202) 551-3303, or me, at (202) 551-3851 if you have questions regarding these comments.


Sincerely,


Paul Cline
Senior Staff Accountant
